Exhibit 99(E)

EXHIBIT E

Forms of Letters from the Fund to Shareholders in Connection with the Fund’s Acceptance of Tenders of Shares.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED ALL OF YOUR SHARES IN THE FUND.

, 20

Dear Shareholder:

Lazard Alternative Strategies 1099 Fund (the “Fund”) has received and accepted for purchase your tender of shares of beneficial interest (“Shares”) in the Fund.

Because you have tendered and the Fund has purchased your entire investment, you have been issued a note (the “Note”). The Note entitles you to receive an initial payment of at least 90% of the purchase price based on the estimated unaudited net asset value of the Fund as of March 31, 2015 or, if the tender offer period is extended, approximately 65 days after the expiration of the tender offer, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated ____________, no later than April 30, 2015, unless the valuation date of the Shares has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the year ending March 31, 2015 and is subject to fiscal year-end audit adjustment. This amount will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund’s Board of Trustees may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2015.

Should you have any questions, please feel free to contact the Fund’s Administrator, Bank of New York Mellon Alternative Investment Services at (877) 355-1474.

Sincerely,

Lazard Alternative Strategies 1099 Fund

Enclosure

E-1

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR SHARES IN THE FUND.

, 20

Dear Shareholder:

Lazard Alternative Strategies 1099 Fund (the “Fund”) has received and accepted for purchase your tender of a portion of your shares of beneficial interest (“Shares”) in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment, you have been issued a note (the “Note”). The Note entitles you to receive an initial payment of at least 90% of the purchase price based on the unaudited net asset value of the Fund as of March 31, 2015 or, if the tender offer period is extended, approximately 65 days after the expiration of the tender offer, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated _____________ no later than April 30, 2015, unless the valuation date of the Shares has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the year ending March 31, 2015 and is subject to fiscal year-end audit adjustment. This amount will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund’s Board of Trustees may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2015.

You remain a shareholder of the Fund with respect to the portion of your Shares in the Fund that you did not tender.

Should you have any questions, please feel free to contact the Fund’s Administrator, Bank of New York Mellon Alternative Investment Services at (877) 355-1474.

Sincerely,

Lazard Alternative Strategies 1099 Fund

Enclosure

E-2